PE 12-31-02


03055778




SEC MAIL PROCESSING
RECEIVED
APR 1 1 2003
WASH. D.C. 155 SECTION

CORNERSTONE

BANCORP

2002 ANNUAL REPORT

CONTENTS



CORNERSTONE

BANCORP

Dear Shareholders,

On behalf of the board of directors of Cornerstone Bancorp, I am pleased to report profitable results and excellent growth for your company in 2002. The Company's assets have grown 31% over the last twelve months and we have earned $.28 per share. Our growth in total assets, revenue and income can be attributed to a hard-working, customer-oriented staff and board of directors who are dedicated to providing the best possible service to our very loyal customers.

The year has been challenging due to uncertainty in the economy and the financial markets precipitated by world events. Interest rates have continued to decline to unprecedented levels throughout 2002, and are expected to remain low during 2003. However, Cornerstone has remained on course with a conservative approach to growing solid core business with high quality product offerings and exceptional service. We continue to experience good asset quality and minimal loan losses.

During August 2002 we opened our first branch office in the Berea area of Greenville County. We are one of few community banks with offices in Berea, an area that we consider to have strong potential for growth. This office offers full service banking, including an on-site mortgage lender. Because we are one of very few banks in Berea to offer an on-site mortgage lender, we anticipate that our branch will attract customers who want multiple banking services in one convenient, friendly place.

For 2003 we are committed to continuing to grow both our customer base and our product offerings in order to offer customers in the areas we serve the financial products they are seeking. We know that the financial world is becoming more complex every day, and we are committed to staying current, while offering only those products that our customers need and want.

We have declared our second consecutive stock dividend to shareholders in 2003 in an attempt to reward our shareholders. We certainly appreciate your continued support.

I remain very enthusiastic about the future of our Bank. Cornerstone continues to emphasize a more personal approach to banking, and we feel that our approach sets us apart from our competition.

Please feel free to call me if I can ever be of service to you.

Sincerely,



J. Rodger Anthony
Chief Executive Officer
March 29, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Cornerstone Bancorp, (the "Company") is a bank holding company and has no operations other than those carried on by its wholly owned subsidiary, Cornerstone National Bank (the "Bank"). The Bank commenced business on September 15, 1999. It conducts a general banking business from two offices in Easley and Greenville, South Carolina.

The following information describes various financial aspects of the Bank's business. This information should be read in conjunction with the consolidated financial statements of the Company, which appear elsewhere in this document, and the Company's Form 10-KSB, filed with the Securities and Exchange Commission.

CRITICAL ACCOUNTING POLICIES

The Company has adopted various accounting policies, which govern the application of accounting principles generally accepted in the United States of America in the preparation of the Company's financial statements. The significant accounting policies of the Company are described in the notes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the section "Provision and Allowance for Loan Losses" and note 1 to the consolidated financial statements for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

EARNINGS PERFORMANCE

The Company earned $247,000 or $.28 per basic and diluted share for the year ended December 31, 2002. The Company had a net loss from operations for the year ended December 31, 2001 of $138,000 or $.15 per basic and diluted common share, compared to net income for the year ended December 31, 2000 of $84,000 or $.10 per basic common share ($.09 per diluted share). The Company had net interest income (the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities) of $2.1 million, $1.5 million and $1.2 million for 2002, 2001, and 2000, respectively. The Company also had other operating income (principally mortgage loan origination fees and service fees on deposits) of $472,000, $191,000 and $73,000 in 2002, 2001, and 2000, respectively. The Company provided $183,000, $181,000 and $102,000 to its reserve for loan losses in 2002, 2001, and 2000, respectively, and had other operating expenses (principally salaries and benefits and occupancy and equipment expenses) of $2.1 million in 2002, $1.7 million in 2001, and $1.1 million in 2000.

NET INTEREST INCOME

Net interest income is the amount of interest earned on interest earning assets (loans, investment securities, time deposits in other banks and federal funds sold), less the interest expenses incurred on interest bearing liabilities (interest bearing deposits and borrowed money), and is the principal source of the Bank's earnings. Net interest income is affected by the level of interest rates, volume and mix of interest earning assets and interest bearing liabilities and the relative funding of these assets.

For the years ended December 31, 2002, 2001, and 2000 net interest income was $2.1 million $1.5 million and $1.2 million, respectively. This increase was primarily attributable to an increase in the volume of loans and investments. Average interest earning assets increased to $56,718,000 in 2002 from $40,973,000 in 2001 and $25,692,000 in 2000. The Bank's relatively young age makes growth a primary driver of net interest income. However, during the past 2 years, interest rates have been at unprecedented low levels, and have also had an impact on net interest income. The average yield on interest earning assets decreased from 7.14% in 2001 to 5.81% in 2002 and from 8.00% in 2000 to 7.14% in 2001, while the average cost of interest bearing liabilities decreased from 4.44% in 2001 to 2.59% in 2002 and from 4.92% in 2000 to 4.44% in 2001. The net yield on average interest earning assets remained the same in 2002 and 2001 at 3.67%. It decreased from 4.75% in 2000 to 3.67% in 2001. (For a more detailed analysis regarding average interest earning assets and yields and interest bearing liabilities and costs, see the Company's Form 10-KSB.)

INTEREST RATE SENSITIVITY

Interest rate sensitivity measures the timing and magnitude of the repricing of assets compared with the repricing of liabilities and is an important part of asset/liability management. The objective of interest rate sensitivity management is to generate stable growth in net interest income, and to control the risks associated with interest rate movements. Management constantly reviews interest rate risk exposure and the expected interest rate environment so that adjustments in interest rate sensitivity can be timely made.

On a cumulative basis, rate sensitive assets exceeded rate sensitive liabilities, resulting in an asset sensitive position at the end of 2002 of $10.1 million, for a cumulative gap ratio of 1.20. When interest sensitive liabilities exceed interest sensitive assets for a specific repricing "horizon", a negative interest sensitivity gap results. The gap is positive when interest sensitive assets exceed interest sensitive liabilities, as was the case at the end of 2002 with respect to the one-year time horizon. For a bank with a positive gap, rising interest rates would be expected to have a positive effect on net interest income and falling rates would be expected to have the opposite effect. (For a more detailed analysis regarding interest rate sensitivity, see the Company's Form 10-KSB.)

PROVISION FOR LOAN LOSSES

The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and general economic conditions. The following table summarizes the activity in the allowance for loan losses.

	For the years ended December 31,		
	2002	2001	2000
Allowance for possible loan losses, beginning of year	$ 384,320	$ 207,000	$ 105,000
Provision for loan losses	182,842	180,500	102,000
Charge-offs	(13,790)	(3,180)	-
Recoveries	-	-	-
Allowance for possible loan losses, end of year	$ 553,372	$ 384,320	$ 207,000

See "Impaired Loans" and "Allowance for Loan Losses" for a discussion of the factors management considers in its review of the adequacy of the allowance and provision for loan losses.

OTHER INCOME

Other income, which consists primarily of mortgage loan origination fees, service charges on deposit accounts, and other fee income, increased by $281,000 to $472,000 in 2002 from $191,000 in 2001 and $73,000 for the year ended December 31, 2000. The increases are primarily the result of increases in deposit accounts and growth in the mortgage loan origination department.

OTHER EXPENSES

Other expenses, which consist primarily of salaries and employee benefits, net occupancy, and data processing totaled $2.1 million for the year ended December 31, 2002 as compared to $1.7 million for the year ended December 31, 2001. Total expenses for the year ended December 31, 2000 were $1.1 million. Salaries and employee benefits increased by $311,000 or 37% to $1.2 million from $850,000 for the year ended December 31, 2001. This increase was due to the hiring of additional staff to support the opening of the new branch office. Net occupancy increased by $40,000 or 15% to $316,000 for the year ended December 31, 2002. This increase was largely a result of the opening of the branch location in August 2002. Data processing expense increased by

$30,000 or 29% to $133,000 for the year ended December 31, 2002 from $103,000 for 2001. The increase is primarily the result of increases in banking transactions due to the Bank's growing customer base. The Company's efficiency ratio which is measured as noninterest expense as a percentage of the sum of net interest income plus other income improved to 81% from 98% as the Company's noninterest expense was spread over a larger customer base.

INCOME TAXES

For 2002 the Company recorded income tax expense of $61,000. As the Company becomes profitable and uses its net operating loss carry forwards, income taxes are moving towards the statutory rates. During the year ended December 31, 2001, the Bank recorded a tax benefit of $7,000 compared to a tax provision of $34,000 for the year ended December 31, 2000. The Bank accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Certain items of income and expense (principally provision for loan losses, depreciation, and pre-opening expenses) are included in one reporting period for financial accounting purposes and another for income tax purposes. Refer to the notes to the Company's consolidated financial statements contained elsewhere herein for more information.

INVESTMENT SECURITIES

Management assigns securities upon purchase into one of the categories (trading, available-for-sale and held-to-maturity) designated by Statement of Financial Accounting Standards ("SFAS") No. 115 based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Bank has not historically held securities for trading purposes. As of December 31, 2002 and 2001, the Bank's investment portfolio comprised approximately 28.2% and 25.5%, respectively, of its total assets.

The following table summarizes the carrying amounts of securities held by the Bank at December 31, 2002 and 2001. Available-for-sale securities are stated at estimated fair value. Held-for-investment securities are stated at amortized cost. Federal reserve stock has no quoted market value, but has historically been redeemed at par value, and is therefore carried at cost.

Investment Securities Portfolio Composition
(Dollars in thousands)

	December 31, 2002	December 31, 2001
Available for sale:		
U.S. Government Agencies	$ 10,336	$ 12,807
Mortgage-backed securities	1,033	-
Corporate bonds	1,521	-
Total available for sale	12,890	12,807
Held to maturity		
U.S. Government Agencies	5,231	-
Corporate bonds	503	-
Total held to maturity	5,734	-
Federal Reserve Bank Stock	180	180
Total	$ 18,804	$ 12,987

LOAN PORTFOLIO

Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans to any particular individuals or in industries which management believes pose a material risk to the Bank, and there are no foreign loans.

The Bank does have loans in certain broad categories that comprise over 25% of Tier 1 Capital adjusted for the allowance for loan losses. Those categories are services, construction, manufacturing, retail trade, and health care-related industries.

The amount of loans outstanding at December 31, 2002 and 2001 are shown in the following table according to type of loan:

Loan Portfolio Composition
(Dollars in thousands)

	December 31,			
	2002		2001	
	Amount	% of Loans	Amount	% of Loans
Commercial and industrial	$ 8,395	20.1%	$ 11,923	37.9%
Real Estate – construction	8,473	20.3	1,697	5.4
Real Estate - mortgage				
Farmland	-	-	-	-
1-4 family residential	9,543	22.9	9,126	29.0
Nonfarm, nonresidential	12,482	29.9	4,626	14.7
Multifamily residential	908	2.2	902	2.9
Consumer installment	1,899	4.6	3,199	10.1
Total Loans	41,700	100.0%	31,473	100.0%
Less allowance for loan losses	(553)		(384)	
Net Loans	$ 41,147		$ 31,089	

IMPAIRED LOANS

A loan will be considered to be impaired when, in management's judgment based on current information and events, it is probable that the loan's principal or interest will not be collectible in accordance with the terms of the original loan agreement. Impaired loans, when not material, will be carried in the balance sheet at a value not to exceed their observable market price or the fair value of the collateral if the repayment of the loan is expected to be provided solely by the underlying collateral. The carrying values of any material impaired loans will be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan.

Loans which management identifies as impaired generally will be nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. At December 31, 2002 and 2001, the Bank had no nonaccrual loans or loans 90 days or more past due.

Generally, the accrual of interest will be discontinued on impaired loans and any previously accrued interest on such loans will be reversed against current income. Any subsequent interest income will be recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan will not be returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

POTENTIAL PROBLEM LOANS

Management identifies and maintains a list of potential problem loans. These are loans that are not included in nonaccrual status, or loans that are past due 90 days or more and still accruing interest. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. These loans are designated as such in order to be monitored more closely than other credits in the Bank's portfolio. There were approximately $252,000 of loans determined by management to be potential problem loans at December 31, 2002. This amount does not represent management's estimate of potential losses since a large portion of such loans is secured by various types of collateral.

The following table presents information about types of collateral securing potential problem loans as of December 31, 2002:

	December 31, 2002		
	Amount	Percent of Total	
Real Estate Mortgage	$ 149,744	59.4	%
Equipment and vehicles	102,518	40.6	
	$ 252,262	100.0	%

REAL ESTATE OWNED

The Bank had no real estate owned pursuant to foreclosure or in-substance foreclosure at December 31, 2002. Real estate owned is initially recorded at the lower of net loan principal balance or its estimated fair market value less estimated selling costs. The estimated fair value is determined by appraisal at the time of acquisition.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans will be charged against the allowance in the period in which management determines that it is likely that such loans have become uncollectible. Recoveries of previously charged off loans will be credited to the allowance. In reviewing the adequacy of the allowance for loan losses at each year end, management will take into consideration the historical loan losses experienced by the bank, current economic conditions affecting the borrowers' ability to repay, the volume of loans, and the trends in delinquent, nonaccruing, and any potential problem loans, and the quality of collateral securing nonperforming and problem loans. Management considers the allowance for loan losses to be adequate to cover its estimate of loan losses inherent in the loan portfolio as of December 31, 2002.

In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated quarterly. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio, as well as considering other off-balance-sheet credit risks such as loan commitments and standby letters of credit. Also, the calculation provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio.

DEPOSITS

The amounts and percentage composition of deposits held by the Bank as of December 31, 2002 and 2001, are summarized below:

Deposit Composition
(Dollars in thousands)

	December 31,			
	2002		2001	
	Amount	% of Deposits	Amount	% of Deposits
Noninterest bearing demand	$ 7,269	13.5%	$ 6,059	15.2%
Interest bearing transaction accounts	7,859	14.6	6,812	17.1
Savings	8,652	16.1	7,943	19.9
Money market	2,932	5.5	1,000	2.5
Time deposits $100,000 and over	10,569	19.7	7,234	18.1
Other time deposits	16,426	30.6	10,862	27.2
Total deposits	$ 53,707	100.0%	$ 39,910	100.0%

As of December 31, 2002, the Bank held $10,568,675 in time deposits of $100,000 or more with $2,592,734 maturing within three months, $2,254,703 maturing over three through six months, $3,050,150 maturing over six through twelve months, and $2,671,088 maturing over twelve months. The vast majority of time deposits $100,000 and over are acquired from customers within the Bank's service area in the ordinary course of business. The Bank does not purchase brokered deposits. While most of the large time deposits are acquired from customers with standing relationships with the Bank, it is a common industry practice not to consider these types of deposits as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore such deposits may have the characteristics of shorter-term purchased funds. Time deposits $100,000 and over involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources to achieve an appropriate level of liquidity.

RETURN ON EQUITY AND ASSETS

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2002 and 2001.

	2002	2001
Return on assets	.40%	(.31%)
Return on equity	3.20%	(1.80%)
Dividend payout ratio	0.00%	0.00%
Equity to assets ratio	12.57%	17.10%

The return on assets and equity improved in 2002 due largely to growth in the Company's customer base and to growth in the mortgage loan department. In 2001 the negative return was largely attributed to occupancy related expenses and staffing expenditures associated with the moving of the Bank's headquarters from temporary to permanent facilities.

During 2003, the Bank's plan of operation is to seek to attract new deposit and loan customers, especially in the newly established Berea branch. Deposit accounts will be sought from individuals and businesses in the Easley and Berea, South Carolina markets. The Bank will offer competitive rates for such accounts and may seek new accounts by offering rates slightly above those prevailing in the market. Loan business will be sought by offering competitive rates and terms to creditworthy customers. Management will emphasize personal service and accessibility as reasons for customers to do business with the Bank. Personal contacts by management as well as advertising and competitive prices and services will be the Bank's principal marketing tools.

CUSTOMER REPURCHASE AGREEMENTS

Customer repurchase agreements totaled $4,982,721 and $3,292,960 at December 31, 2002 and 2001, respectively. U. S. Government securities with an amortized cost of $6,432,662 and $4,737,928 (fair value of $7,630,957 and $5,317,303) are used as collateral for the sweep accounts and retail repurchase agreements, at December 31, 2002 and 2001, respectively.

LIQUIDITY

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets that may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Bank's service area. Core deposits (total deposits less time deposits greater than $100,000) provide a relatively stable funding base, and were equal to 64.70% of total assets at December 31, 2002. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold, and funds from maturing loans. The Bank had over $2.6 million in cash and liquid assets at December 31, 2002. The Bank also has $2.1 million available through a line of credit with other banks as an additional source of liquidity funding. Management believes that the Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of its business. Accordingly, the Company does not expect to have to raise additional funds in 2003.

OFF-BALANCE SHEET RISK

The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. At December 31, 2002, the Bank had issued commitments to extend credit of $9.0 million through various types of lending arrangements. Of these commitments, 58% or $5.2 million expire within one year and 42% or $3.8 million in commitments expire in one year or more. Past experience indicates that many of these commitments to extend credit will expire unused and it is unlikely that a large portion would be used in a short period of time.

In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the Bank's customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled approximately $233,000 at December 31, 2002. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity discussed above, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

Neither the Company nor its subsidiary is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements, or transactions that could result in liquidity needs or other commitments or significantly impact earnings. The Company did not maintain any obligations under noncancelable operating lease agreements at December 31, 2002. The Company is in the final year of a three-year contract with a data processing service. The annual costs are approximately $125,000. Refer to notes 9 and 13 to the Company's consolidated financial statements for discussions on commitments and contingencies and financial instruments with off balance sheet risk.

CAPITAL RESOURCES

At December 31, 2002, shareholders' equity increased from the balance at December 31, 2001 by approximately $245,000. Total shareholders' equity at December 31, 2002 was $7,860,137 compared to $7,614,963 as of December 31, 2001. The increase is a result of net income of $247,285 partially offset by an unrealized loss on investment securities and cash paid in lieu of fractional shares as a result of a stock dividend paid in 2002.

The Company made capital expenditures for bank premises and furniture and equipment in 2002 totaling approximately $1.0 million. It expects to make additional such expenditures in 2003 of approximately $50,000. Such expenditures were made or are expected to be made from cash on hand.

The Bank is subject to regulatory capital adequacy standards. Under these standards, financial institutions are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991, federal financial institution regulatory authorities are required to implement prescribed "prompt corrective action" upon the deterioration of the capital position of a bank. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. The Bank's regulatory capital requirements and positions are summarized in Note 17 to the consolidated financial statements.

INFLATION

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses that have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also general increases in the prices of goods and services usually result in increased operating expenses.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Although the common stock of the Company may be traded from time to time on an individual basis, no established trading market has developed and none is expected to develop in the foreseeable future. The common stock is not listed on any exchange nor is it traded on the NASDAQ National Market System, nor are there any market makers known to management. During 2002, the Company did not sell any shares of its common stock in a public offering. During the past calendar year, management was aware of a number of transactions in which the Company's common stock traded at $12.50 per share. However, management has not ascertained that these transactions were the result of arm's length negotiations between the parties, and because of the limited number of shares involved, these prices may not be indicative of the market value of the common stock.

As of March 1, 2003, there were approximately 484 holders of record of the Company's common stock, excluding individual participants in security position listings.

To date the Company has not paid any cash dividends, and to maintain its capital, does not expect to pay cash dividends in the near future. The dividend policy of the Company is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial conditions, cash needs and general business conditions, as well as applicable regulatory considerations. Because the Company has no operations other than those of the Bank and only has limited income of its own, the Company would rely on dividends from the Bank as its principal source of cash to pay cash dividends.

Each national banking association is required by federal law to obtain the prior approval of the OCC for the payment of dividends if the total of all dividends declared by the board of directors of such bank in any year will exceed the total of (i) such bank's net profits (as defined and interpreted by regulation) for that year plus (ii) the retained net profits (as defined and interpreted by regulation) for the preceding two years, less any required transfers to surplus. In addition, national banks can only pay dividends to the extent that retained net profits (including the portion transferred to surplus) exceed bad debts (as defined by regulation).

The payment of dividends by the Company and the Bank may also be affected or limited by other factors, such as the requirements to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the Bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The OCC has indicated that paying dividends that deplete a national bank's capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve, the OCC and the FDIC have issued policy statements, which provide that bank holding companies and insured banks should generally only pay cash dividends out of current operating earnings.



Elliott Davis, LLC
Advisors-CPAs-Consultants
200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286

ElliottDavis

Phone 864.242.3370
Fax 864.232.7161

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Cornerstone Bancorp and Subsidiary
Easley, South Carolina

We have audited the accompanying consolidated balance sheets of ***Cornerstone Bancorp and Subsidiary*** (the "Company") as of December 31, 2002 and 2001 and the related consolidated statements of income, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ***Cornerstone Bancorp and Subsidiary*** at December 31, 2002 and 2001 and the results of their operations and cash flows for each of the years in the three year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Greenville, South Carolina
January 27, 2003

www.elliottdavis.com
Internationally - Moore Stephens Elliott Davis, LLC

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2002	2001
ASSETS		
CASH AND DUE FROM BANKS	$ 1,604,208	$ 2,649,950
FEDERAL FUNDS SOLD	1,005,000	970,000
INVESTMENT SECURITIES		
Available for sale (Amortized cost $12,767,710 in 2002 and $12,681,602 in 2001)	12,890,356	12,807,333
Held to maturity (Fair value $6,013,418 in 2002)	5,734,158	-
Federal Reserve stock	180,000	180,000
LOANS, NET	41,146,730	31,088,547
PROPERTY AND EQUIPMENT, NET	3,595,724	2,761,261
OTHER ASSETS	517,190	492,971
Total assets	$ 66,673,366	$ 50,950,062
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Noninterest bearing	$ 7,269,138	$ 6,058,740
Interest bearing	46,438,384	33,850,944
Total deposits	53,707,522	39,909,684
Customer repurchase agreements	4,982,721	3,292,960
Other liabilities	122,986	132,455
Total liabilities	58,813,229	43,335,099
COMMITMENTS AND CONTINGENCIES - Notes 9 and 13		
SHAREHOLDERS' EQUITY		
Preferred stock, 10,000 shares authorized, no shares issued		
Common stock, no par value, 20,000,000 shares authorized, 879,994 and 800,000 shares issued at December 31, 2002 and 2001, respectively	7,984,925	7,985,000
Retained deficit	(205,734)	(453,019)
Accumulated other comprehensive income	80,946	82,982
Total shareholders' equity	7,860,137	7,614,963
Total liabilities and shareholders' equity	$ 66,673,366	$ 50,950,062

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,		
	2002	2001	2000
INTEREST INCOME			
Loans and fees on loans	$ 2,612,517	$ 2,009,424	$ 1,248,908
Investment securities	680,773	918,040	803,955
Escrow and interest bearing accounts	-	-	2,096
Total interest income	3,293,290	2,927,464	2,054,959
INTEREST EXPENSE			
Deposits and repurchase agreements	1,212,673	1,422,855	833,915
Net interest income	2,080,617	1,504,609	1,221,044
PROVISION FOR POSSIBLE LOAN LOSSES	182,842	180,500	102,000
Net interest income after provision for loan losses	1,897,775	1,324,109	1,119,044
NONINTEREST INCOME			
Mortgage loan origination fees	257,955	47,278	-
Service fees on deposit accounts	179,378	68,818	34,972
Other	34,675	74,693	38,102
Total noninterest income	472,008	190,789	73,074
NONINTEREST EXPENSES			
Salaries and benefits	1,161,063	849,796	566,222
Advertising	27,992	51,459	34,005
Supplies	80,146	83,253	32,886
Data processing	132,636	102,779	76,558
Occupancy and equipment	315,658	275,292	141,344
Professional fees	65,659	67,212	55,982
Directors fees	37,750	33,500	13,800
Other operating	241,094	195,985	153,247
Total noninterest expenses	2,061,998	1,659,276	1,074,044
Income (loss) before income taxes	307,785	(144,378)	118,074
INCOME TAX PROVISION (BENEFIT)	60,500	(6,785)	33,657
Net income (loss)	**$ 247,285**	**$ (137,593)**	**$ 84,417**
BASIC NET INCOME (LOSS) PER COMMON SHARE	**$ .28**	**$ (.15)**	**$ 0.10**
DILUTED NET INCOME (LOSS) PER COMMON SHARE	**$ .28**	**$ (.15)**	**$ 0.09**
BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	**879,994**	**879,994**	**879,994**
DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	**888,659**	**879,994**	**888,793**

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Common stock		Retained deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity
	Shares	Amount			
BALANCE, DECEMBER 31, 1999	800,000	$ 7,985,000	$ (399,843)	$ (8,663)	$ 7,576,494
Net income	-	-	84,417	-	84,417
Other comprehensive income, net of income taxes					
Unrealized gain on investment securities	-	-	-	30,972	30,972
Comprehensive income	-	-	-	-	115,389
BALANCE, DECEMBER 31, 2000	800,000	7,985,000	(315,426)	22,309	7,691,883
Net loss	-	-	(137,593)	-	(137,593)
Other comprehensive income, net of income taxes					
Unrealized gain on investment securities	-	-	-	60,673	60,673
Comprehensive loss	-	-	-	-	(76,920)
BALANCE, DECEMBER 31, 2001	800,000	7,985,000	(453,019)	82,982	7,614,963
Net income			247,285		247,285
Other comprehensive income, net of income taxes					
Unrealized loss on investment securities				(2,036)	(2,036)
Comprehensive income					245,249
Stock dividend (10%)	79,994	-	-	-	-
Cash in lieu of fractional shares on stock dividend		(75)	-	-	(75)
BALANCE, DECEMBER 31, 2002	**879,994**	**$ 7,984,925**	**$ (205,734)**	**$ 80,946**	**$ 7,860,137**

The accompanying notes are an integral part of these consolidated financial statements.

CORNERSTONE BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2002	2001	2000
OPERATING ACTIVITIES			
Net income (loss)	$ 247,285	$ (137,593)	$ 84,417
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation and net amortization	244,632	151,035	71,150
Deferred income tax provision (benefit)	20,571	(6,785)	33,657
Provision for possible loan losses	182,842	180,500	102,000
Increase in other assets	(43,742)	(111,583)	(160,984)
Increase (decrease) in other liabilities	(9,469)	12,014	108,855
Net cash provided by operating activities	642,119	87,588	239,095
INVESTING ACTIVITIES			
Decrease (increase) in federal funds sold	(35,000)	2,360,000	(1,420,001)
Proceeds from maturities and principal paydowns of investment securities	10,043,430	6,616,892	4,801,644
Purchase of investment securities	(15,937,498)	(9,491,242)	(5,395,732)
Increase in loans, net	(10,241,025)	(13,038,277)	(11,701,539)
Purchase of property and equipment	(1,005,292)	(626,541)	(1,485,205)
Net cash used for investing activities	(17,175,385)	(14,179,168)	(15,200,833)
FINANCING ACTIVITIES			
Net increase in deposits	13,797,838	15,118,823	14,869,524
Net increase in customer repurchase agreements	1,689,761	513,706	489,976
Cash in lieu of fractional shares	(75)	-	-
Net cash provided by financing activities	15,487,524	15,632,529	15,359,500
Net increase (decrease) in cash and cash equivalents	(1,045,742)	1,540,949	397,762
CASH AND DUE FROM BANKS, BEGINNING OF YEAR	2,649,950	1,109,001	711,239
CASH AND DUE FROM BANKS, END OF YEAR	**$ 1,604,208**	**$ 2,649,950**	**$ 1,109,001**
CASH PAID FOR			
Interest	**$ 1,251,165**	**$ 1,424,848**	**$ 755,024**
Income taxes	**$ 2,740**	**$ 47,951**	**$ -**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Cornerstone Bancorp, (the "Company") was incorporated under the laws of the State of South Carolina for the purpose of operating as a bank holding company for Cornerstone National Bank (the "Bank"). The Company offered its common stock for sale to the public with an initial public offering price of $10 per share and raised approximately $8 million in capital, net of offering expenses. The Company obtained regulatory approval to operate a national bank and opened the Bank for business on September 15, 1999, with a total capitalization of $6 million. The Bank opened a branch location in Greenville, South Carolina in 2002. The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Controller of the Currency (OCC) and the Federal Deposit Insurance Corporation. The Company is subject to the regulation of the Federal Reserve Board.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. The Company operates as one business segment. All significant intercompany balances and transactions have been eliminated. The accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The Company uses the accrual basis of accounting.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.

Concentrations of credit risk

The Company makes loans to individuals and businesses in and around Upstate South Carolina for various personal and commercial purposes. The Bank has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector. The Bank has concentrations of credit in services, construction, manufacturing, retail trade, and health care industries, which by category comprise over 25 percent of Tier 1 Capital adjusted for the allowance for loan losses.

Investment securities

The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The statement requires investments in equity and debt securities to be classified into three categories:

1. Available for sale securities: These are securities that are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income).

2. Held to maturity securities: These are investment securities that the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. The Company has $5.7 million of held to maturity securities.

(Continued)

3. Trading securities: These are securities that are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. The Company has no trading securities.

The Bank, as a member institution, is required to own certain stock investments in the Federal Reserve Bank of Richmond. The stock is generally pledged against any borrowings from that institution. No ready market exists for the stock and it has no quoted market value. However, redemption of this stock has historically been at par value.

Gains or losses on dispositions of investment securities are based on the differences between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Loans, interest and fee income on loans

Loans are stated at the principal balance outstanding. Unearned discount, unamortized loan fees and the allowance for possible loan losses are deducted from total loans in the balance sheet. Interest income is recognized over the term of the loan based on the principal amount outstanding. Points on real estate loans are taken into income to the extent they represent the direct cost of initiating a loan. The amount in excess of direct costs is deferred and amortized over the expected life of the loan.

Loans are generally placed on non-accrual status when principal or interest becomes ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal.

Non-performing assets include real estate acquired through foreclosure or deed taken in lieu of foreclosure, and loans on non-accrual status. Loans are placed on non-accrual status when, in the opinion of management, the collection of additional interest is questionable. Thereafter no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to pay principal and interest.

Allowance for possible loan losses

The provision for possible loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the present and foreseeable risk characteristics of the current loan portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses and prevailing and anticipated economic conditions. Loans that are determined to be uncollectible are charged against the allowance. Provisions for possible loan losses and recoveries on loans previously charged off are added to the allowance.

The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This standard requires that all lenders value loans at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate.

Under SFAS No. 114 when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

(Continued)

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

Income taxes

The financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes versus for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Advertising and public relations expense

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Net income (loss) per common share

Basic net income (loss) per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with SFAS No. 128, "Earnings per Share". The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for the diluted method. The Company declared a 10 percent stock dividend to shareholders of record as of April 30, 2002. All per share amounts have been restated to reflect this transaction.

Statement of cash flows

For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and Due From Banks". Cash and cash equivalents have an original maturity of three months or less.

Fair values of financial instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," as amended by SFAS No. 119, requires disclosure of fair value information for financial instruments, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations that require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock. In addition, other nonfinancial instruments such as premises and equipment and other assets and liabilities are not subject to the disclosure requirements.

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks - The carrying amounts of cash and due from banks (cash on hand and due from banks) approximate their fair value.

Federal funds sold - The carrying amounts of federal funds sold approximate their fair value.

Investment securities - Fair values for federal agency investment securities are based on quoted market prices. The carrying amount of Federal Reserve Bank stock approximates its fair value.

(Continued)

Loans - For variable rate loans that reprice frequently and for loans that mature within one year, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits - The fair values disclosed for demand deposits are, by definition, equal to their carrying amounts. The carrying amounts of variable rate, fixed-term money market accounts and short-term certificates of deposit approximate their fair values at the reporting date. Fair values for long-term fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities.

Customer repurchase agreements - The carrying amounts of securities sold under repurchase agreements approximate their fair value.

Off balance sheet instruments - Fair values of off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Stock Based Compensation

The Company has a stock-based director compensation plan that is further described in Note 15. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based director compensation cost is reflected in net income, as all stock options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based director compensation.

	For the years ended December 31,		
	2002	2001	2000
Net income (loss):			
As reported	$ 247,285	$ (137,593)	$ 84,417
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	-	(17,200)	(17,200)
Pro forma	$ 247,285	$ (154,793)	$ 67,217
Basic net income (loss) per common share			
As reported	$ .28	$ (.15)	$ .10
Pro forma	$ .28	$ (.18)	$ .08
Diluted net income (loss) per common share			
As reported	$ .28	$ (.15)	$ .09
Pro forma	$ .28	$ (.18)	$ .07

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model. The risk free interest rate used was 5.89 percent and the assumed dividend rate was zero. The expected option life was 3 years. As a result, the pro forma amounts were fully expensed as of December 31, 2001.

(Continued)

Recently issued accounting standards

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of assets. A corresponding asset (which is depreciated over the life of the asset) must also be recorded. Adoption of the provisions of SFAS No. 143 on January 1, 2003 is not expected to have an impact on financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes prior pronouncements associated with impairment or disposal of long-lived assets. The statement establishes methodologies for assessing impairment of long-lived assets, including assets to be disposed of by sale or by other means. The adoption of this standard had no impact on the financial position of the Company.

In April 2002, The FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt", and an amendment of SFAS No. 4, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". This statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers" and amends SFAS No. 13, "Accounting for Leases". This new statement requires gains and losses from extinguishment of debt to be classified as an extraordinary item only if they meet the criteria of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", which will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. The adoption of the provisions of SFAS No. 145 had no impact on the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This Statement applies to costs associated with specific exit activities and requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. A liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability is met. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The provisions of this statement are not expected to have an impact on the on financial position or results of operations of the Company when adopted on January 1, 2003.

In October 2002, the FASB issued SFAS No. 147, "Accounting for Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", which brings all business combinations involving financial institutions, except mutual financial institutions, into the scope of SFAS No. 141, "Business Combinations". This statement requires that all acquisitions of financial institutions that meet the definition of a business, including acquisitions of part of a financial institution that meet the definition of a business, must be accounted for in accordance with SFAS No. 141 and the related intangibles accounted for in accordance with SFAS No. 142. SFAS No. 147 removes such acquisitions from the scope of SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions". SFAS No. 147 also amends SFAS No. 144 to include in its scope long-term customer relationship intangibles of financial institutions. SFAS No. 147 was effective upon issuance and had no impact on the Company's financial position or results of operations.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123". This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted this standard effective December 31, 2002 and has included the required disclosures in the footnotes to the financial statements. The Company has not elected the fair value treatment of stock-based compensation and the adoption of this standard had no impact on its financial position.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Risks and Uncertainties

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

NOTE 2 – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2002 and 2001 these required reserves were met by vault cash.

NOTE 3 - FEDERAL FUNDS SOLD

When the Bank's cash reserves (Note 2) are in excess of the required amount, it may lend excess to other banks on a daily basis. As of December 31, 2002 and 2001 federal funds sold amounted to $1,005,000 and $970,000, respectively.

NOTE 4 – INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available for sale are as follows:

	December 31, 2002			
	Amortized cost	Gross unrealized Gains	Gross unrealized Losses	Fair value
Federal agencies	$ 10,223,713	$ 112,595	$ -	$ 10,336,308
Mortgage-backed securities	1,028,836	4,357	-	1,033,193
Corporate bonds	1,515,161	6,724	1,030	1,520,855
Total investment securities available for sale	$ 12,767,710	$ 123,676	$ 1,030	$ 12,890,356

	December 31, 2001			
	Amortized cost	Gross unrealized Gains	Gross unrealized Losses	Fair value
Federal agencies	$ 12,681,602	$ 131,079	$ 5,348	$ 12,807,333

The amortized cost and fair value of investment securities held to maturity as of December 31, 2002 are summarized in the table below. There were no investment securities held to maturity as of December 31, 2001.

	December 31, 2002			
	Amortized cost	Gross unrealized Gains	Gross unrealized Losses	Fair value
Federal agencies	$ 5,231,214	$ 272,782	$ -	$ 5,503,996
Corporate bonds	502,944	6,478	-	509,422
Total investment securities	$ 5,734,158	$ 279,260	$ -	$ 6,013,418

The Bank, as a member institution, is required to own stock in the Federal Reserve Bank. No ready market exists for the stock and it has no quoted market value. However, redemption of the stock has historically been at par value.

The amortized cost and fair value of securities at December 31, 2002 by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2002	
	Amortized Cost	Fair Value
Within one year	$ 5,348,139	$ 5,402,073
Due after one through five years	11,130,877	11,458,313
Due in over ten years	2,022,852	2,043,389
Federal Reserve Bank stock (no maturity)	180,000	180,000
Total investment securities	$ 18,681,868	$ 19,083,775

At December 31, 2002 and 2001, securities with a fair value of $10,563,862 and $6,655,525, respectively, were pledged to collateralize public deposits, sweep accounts, and repurchase agreements.

__NOTE 5 – LOANS__

The composition of net loans by major loan category is presented below:

	December 31,	
	2002	2001
Commercial	$ 8,395,171	$ 11,922,442
Real estate – construction	8,472,508	1,697,155
Real estate – mortgage	22,933,566	14,654,300
Consumer	1,898,857	3,198,970
Loans, gross	41,700,102	31,472,867
Less allowance for possible loan losses	553,372	384,320
Loans, net	**$ 41,146,730**	**$ 31,088,547**

At December 31, 2002 and 2001 there were no nonaccruing or impaired loans. Activity in the allowance for possible loan losses for the years ended December, 31, 2002, 2001, and 2000 is summarized in the table below.

	For the years ended December 31,		
	2002	2001	2000
Allowance for possible loan losses, beginning of year	$ 384,320	$ 207,000	$ 105,000
Provision for loan losses	182,842	180,500	102,000
Charge-offs	(13,790)	(3,180)	-
Recoveries	-	-	-
Allowance for possible loan losses, end of year	$ 553,372	$ 384,320	$ 207,000

As of December 31, 2002, approximately $19.5 million or 46.7% of total gross loans were variable rate loans.

NOTE 6 – PROPERTY AND EQUIPMENT

Components of property and equipment included in the balance sheet are as follows:

	December 31,	
	2002	2001
Land and improvements	$ 1,066,952	$ 1,033,527
Bank premises	2,063,345	1,338,323
Furniture, equipment and software	823,246	549,452
Vehicles	50,129	50,129
Construction in progress	-	32,310
	4,003,672	3,003,741
Accumulated depreciation	407,948	242,480
Total property and equipment	$ 3,595,724	$ 2,761,261

Construction in progress at December 31, 2001 consisted of architectural drawings for a branch location in Berea, South Carolina. The Company completed construction of the branch and opened it for business in August 2002.

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 amounted to $170,829, $151,035 and $71,150 respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life in Years	Depreciation Method
Software	3	Straight-line
Furniture, equipment and software	5 to 7	Straight-line
Improvements	5 to 40	Straight-line
Vehicles	5	Straight-line

NOTE 7 – DEPOSITS

The following is a detail of the deposit accounts as of :

	December 31,	
	2002	2001
Noninterest bearing	$ 7,269,138	$ 6,058,740
Interest bearing:		
NOW accounts	7,859,404	6,811,894
Money market accounts	8,652,450	7,943,109
Savings	2,931,777	1,000,191
Time, less than $100,000	16,426,078	10,861,969
Time, $100,000 and over	10,568,675	7,233,781
Total deposits	$ 53,707,522	$ 39,909,684

Interest expense on time deposits greater than $100,000 was $324,001 in 2002, $366,797 in 2001 and $179,667 in 2000.

(Continued)

NOTE 7 – DEPOSITS, Continued

At December 31, 2002 the scheduled maturities of certificates of deposit are as follows:

2003	$ 19,882,608
2004	2,338,895
2005	549,557
2006	369,385
2007	3,854,308
	$ 26,994,753

NOTE 8 – CUSTOMER REPURCHASE AGREEMENTS

Customer repurchase agreements consist of the following:

	December 31,	
	2002	**2001**
Sweep accounts	$ 3,982,721	$ 2,292,960
Retail repurchase agreements	1,000,000	1,000,000
	$ 4,982,721	**$ 3,292,960**

The Bank enters into sweep and retail repurchase agreements with its customers. These agreements are generally overnight or mature in one year or less. U. S. Government securities with an amortized cost of $6,432,662 and $4,737,928 (fair value of $7,630,957 and $5,317,303) are used as collateral for the sweep accounts and repurchase agreements, at December 31, 2002 and 2001, respectively.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Bank may become party to litigation and claims arising in the normal course of business. As of December 31, 2002, there is no litigation pending.

The Company has approximately two years remaining on its contract with a data processing service. Monthly costs are approximately $10,500.

Refer to Note 13 concerning financial instruments with off balance sheet risk.

NOTE 10 – UNUSED LINES OF CREDIT

At December 31, 2002, the Bank had unused lines of credit to purchase federal funds totaling $2,050,000 from unrelated banks. These lines of credit are available on a one to fourteen-day basis for general corporate purposes of the Bank. The lenders have reserved the right to withdraw the lines at their option.

NOTE 11 - INCOME TAXES

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes as follows:

	For the years ended December 31,					
	2002		2001		2000	
Tax expense (benefit) at statutory rate	$ 104,650	34%	$ (49,089)	34%	$ 40,145	34%
Increase (decrease) in taxes resulting from:						
Valuation allowance adjustment	(52,641)	(17)	42,304	(29)	(6,488)	(5)
State income taxes, net of federal benefit	8,491	3	-	-	-	-
Income tax provision (benefit)	**$ 60,500**	**20%**	**$ (6,785)**	**5%**	**$ 33,657**	**29%**

The income tax effect of cumulative temporary differences at December 31, are as follows:

	2002	2001
Deferred tax asset (liability):		
Allowance for loan losses	$ 179,540	$ 147,250
Unrealized net gains on securities available for sale	(41,700)	(42,748)
Depreciation	(71,100)	(57,283)
Net operating loss carry-forward	-	91,685
Net deferred tax assets	66,740	138,904
Less valuation allowance	69,091	121,732
Net deferred tax asset (liability)	**$ (2,351)**	**$ 17,172**

The net deferred taxes are included in other assets in the consolidated balance sheets.

The following summary of the provision for income taxes includes tax deferrals that arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes:

	For the years ended December 31,		
	2002	2001	2000
Income taxes currently payable	$ 39,929	$ -	$ -
Deferred income tax provision (benefit)	20,571	(6,785)	33,657
Income tax provision (benefit)	**$ 60,500**	**$ (6,785)**	**$ 33,657**

NOTE 12 – RELATED PARTY TRANSACTIONS

Certain directors, executive officers and companies with which they are affiliated, are customers of and have banking transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.

A summary of loan transactions with directors, including their affiliates, and executive officers are as follows:

	For the years ended December 31,		
	2002	2001	2000
Balance, beginning of year	$ 1,896,689	$ 1,540,130	$ 1,838,334
New loans	880,647	1,115,409	782,900
Less loan payments	1,315,654	758,850	1,081,104
Balance, end of year	$ **1,461,682**	$ **1,896,689**	$ **1,540,130**

Deposits by directors, executive officers, and their related interests, at December 31, 2002 and 2001 were $1,516,941 and $2,480,101, respectively.

NOTE 13 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the ordinary course of business, and to meet the financing needs of its customers, the Bank is a party to various financial instruments with off balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amount of those instruments reflects the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2002 and 2001, unfunded commitments to extend credit were $8,985,246 and $6,469,735, respectively, and outstanding letters of credit were $232,554 and $495,519, respectively. At December 31, 2002, the unfunded commitments consisted of $7,511,531 at variable rates and $1,473,715 at fixed rates with $5,178,232 expiring within one year. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

NOTE 14 – EMPLOYEE BENEFIT PLAN

The Company sponsors a Simple IRA Plan for the benefit of all eligible employees. The Bank contributes up to three percent of the employee's compensation. Employer contributions made to the Plan in 2002, 2001 and 2000 amounted to $25,142, $21,023, and $13,739, respectively.

NOTE 15 – STOCK OPTION PLAN

The Board of Directors and shareholders approved a stock option plan for the benefit of the directors in 1999. The Board granted 40,000 options at an option price of $10 per share (adjusted to 44,000 options at an option price of $9.09 per share by the stock dividend discussed in Note 16). All options vest 33 percent each year for three years and expire 10 years from the grant date. A summary of the plan is presented below:

	For the years ended December 31,					
	2002		2001		2000	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	44,000	$ 9.09	44,000	$ 9.09	44,000	$ 9.09
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Forfeited or expired	(1,467)	-	-	-	-	-
Outstanding at end of year	42,533	9.09	44,000	9.09	44,000	9.09
Options exercisable at end of year	42,533	9.09	29,334	9.09	14,666	9.09
Shares available for grant	1,467		None		None	None

As described in Note 16 below, the Company's Board of Directors declared a 10 percent stock dividend to shareholders of record on April 30, 2002. The Company's stock option agreements provide for stock dividends and other similar stock transactions to affect the options granted under the agreements. The agreements also provide for the aggregate consideration to be paid upon exercise of the options to remain unchanged following a stock dividend. Therefore, the above table reflects a weighted average exercise price of $9.09 per share rather than the $10.00 original exercise price.

NOTE 16 – DIVIDENDS

There are no current plans to initiate payment of cash dividends and future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. Federal banking regulations restrict the amount of dividends that the Bank can pay to the Company. At December 31, 2002 the Bank has no retained earnings from which to pay dividends. The Company's Board of Directors declared a 10 percent stock dividend to shareholders of record on April 30, 2002. The total number of common shares outstanding as of December 31, 2002 is 879,994.

NOTE 17 – REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

(Continued)

NOTE 17 – REGULATORY MATTERS, Continued

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification of the banking regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
As of December 31, 2002						
Total Capital (to risk weighted assets)	$ 7,385	15.0%	$ 3,938	8.0%	$ 4,923	10.0%
Tier 1 Capital (to risk weighted assets)	6,832	13.9	1,969	4.0	2,954	6.0
Tier 1 Capital (to average assets)	6,832	9.8	2,799	4.0	3,498	5.0
As of December 31, 2001						
Total Capital (to risk weighted assets)	$ 5,975	17.2%	$ 2,782	8.0%	$ 3,479	10.0%
Tier 1 Capital (to risk weighted assets)	5,590	16.1	1,391	4.0	2,087	6.0
Tier 1 Capital (to average assets)	5,590	11.1	2,018	4.0	2,522	5.0

NOTE 18 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments were as follows:

	December 31,			
	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and due from banks	$ 1,604,208	$ 1,604,208	$ 2,649,950	$ 2,649,950
Federal funds sold	1,005,000	1,005,000	970,000	970,000
Investment securities	18,804,514	19,083,775	12,987,333	12,987,333
Loans	41,700,102	42,327,723	31,472,867	31,516,556
FINANCIAL LIABILITIES				
Deposits	53,707,522	54,074,096	39,909,684	40,189,945
Securities sold under repurchase agreements	4,982,721	4,982,721	3,292,960	3,292,960
OFF BALANCE SHEET INSTRUMENTS				
Commitments to extend credit	8,985,246	8,985,246	6,469,735	6,469,735
Standby letters of credit	232,554	232,554	495,519	495,519

NOTE 19 - PARENT COMPANY INFORMATION

Following is condensed financial information of Cornerstone Bancorp (parent company only):

CONDENSED BALANCE SHEETS

	December 31, 2002	December 31, 2001
ASSETS		
Cash and interest bearing deposits	$ 907,559	$ 1,902,899
Investment in subsidiary	6,912,836	5,672,900
Other assets	40,000	40,000
	$ 7,860,395	$ 7,615,799
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued expenses	$ 258	$ 836
Shareholders' equity	7,860,137	7,614,963
	$ 7,860,395	$ 7,615,799

CONDENSED STATEMENTS OF INCOME

	For the years ended December 31, 2002	2001	2000
INCOME			
Interest	$ 35,877	$ 71,725	$ 2,096
EXPENSES			
Sundry	30,564	32,813	35,257
Income (loss) before equity in undistributed net income (loss) of bank subsidiary	5,313	38,912	(33,161)
EQUITY IN UNDISTRIBUTED NET INCOME (LOSS) OF SUBSIDIARY	241,972	(176,505)	117,578
Net income (loss)	$ 247,285	$ (137,593)	$ 84,417

(Continued)

NOTE 19 - PARENT COMPANY INFORMATION, Continued

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2002	2001	2000
OPERATING ACTIVITIES			
Net income (loss)	$ 247,285	$ (137,593)	$ 84,417
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities			
Equity in undistributed net (income) loss of subsidiary	(241,972)	176,505	(117,578)
Increase in other assets	-	(35,472)	(4,528)
Increase (decrease) in accrued expenses	(578)	(1,064)	1,900
Net cash provided by (used for) operating	4,735	2,376	(35,789)
INVESTING ACTIVITIES			
Investment in bank subsidiary	(1,000,000)	-	-
Purchase of certificate of deposit	-	-	(100,000)
Proceeds from maturity of certificate of deposit	-	100,000	-
Net cash provided by (used for) investing	(1,000,000)	100,000	(100,000)
FINANCING ACTIVITIES			
Cash paid in lieu of fractional shares	(75)	-	-
Net increase (decrease) in cash	(995,340)	102,376	(135,789)
CASH, BEGINNING OF YEAR	1,902,899	1,800,523	1,936,312
CASH, END OF YEAR	$ **907,559**	$ **1,902,899**	$ **1,800,523**

BOARD OF DIRECTORS

J. Rodger Anthony
Chairman and Chief Executive Officer of Cornerstone National Bank, President and Chief Executive Officer of Cornerstone Bancorp

T. Edward Childress, III
Chairman of Cornerstone Bancorp, Registered Pharmacist, Long-Term Care Facility Owner

Walter L. Brooks
President and Co-owner of G & B Enterprises

S. Ervin Hendricks, Jr.
President and Co-owner of Nu-Life Environmental, Inc. President and Owner of Advance Machine Works

J. Bruce Gaston
Certified Public Accountant and Principal Partner in Gaston & Gaston, C.P.A.'s, P.A.

Ben L. Garvin
President of Cornerstone National Bank Secretary and Treasurer Cornerstone Bancorp

Joe E. Hooper
President and Owner of Pride Mechanical and Fabrication Company, Inc.

John M. Warren, Jr., M.D.
Co-founder of Easley OB-GYN Associates, P.A.

Robert R. Spearman
Surveyor - Retired

George I. Wike, Jr.
Retired Optometrist, Investor

COMMITTEES OF THE BOARD OF DIRECTORS

EXECUTIVE COMMITTEE

T. Edward Childress, III, Chairman

Ben L. Garvin

J. Rodger Anthony

George I. Wike, Jr.

John M. Warren, Jr., M.D.

AUDIT COMMITTEE

J. Bruce Gaston, Chairman

Joe E. Hooper

George I. Wike, Jr.

S. Ervin Hendricks, Jr.

Robert R. Spearman

HUMAN RESOURCES COMMITTEE

John M. Warren, Jr., M.D., Chairman

Walter L. Brooks

T. Edward Childress, III

J. Bruce Gaston

ASSET AND LIABILITY COMMITTEE

T. Edward Childress, III, Chairman

J. Rodger Anthony

Ben L. Garvin

S. Ervin Hendricks, Jr.

LOAN COMMITTEE

J. Rodger Anthony, Chairman

Ben L. Garvin

Walter L. Brooks

Joe E. Hooper

J. Bruce Gaston

Robert R. Spearman

MANAGEMENT (THE COMPANY)

J. Rodger Anthony
President and Chief Executive Officer

Ben L. Garvin
Secretary and Treasurer

Jennifer M. Champagne
Chief Financial Officer

MANAGEMENT (THE BANK)

J. Rodger Anthony
Chairman and Chief Executive Officer

Ben L. Garvin
President

Jennifer M. Champagne
Senior Vice President, Chief Financial Officer

Susan S. Jolly
Senior Vice President – Senior Loan Officer

Ann R. Owens
Senior Vice President – Human Resources
Branch Manager- Easley

Daniel Hancock
Vice President – Branch Manager- Berea

Kim Lappin
Banking Officer – Consumer Loans

Heidi Humphries
Mortgage Manager

Brenda Maw
Vice President – Compliance

Nancy H. Smith
Vice President – Deposit Operations

CORPORATE ADVISORY BOARD

Lu Bagwell
President of Lu Bagwell Interiors

Douglas P. Bracken
President of Ray Bracken Nursery

Donald C. Brown
President of Pace Electric Company, Inc.

James Samuel Cox
Investor

James McCrorey (Mac) Lawton
Dixie Lumber Company

James A. Lesley
Steelworks of the Carolinas, Inc.

Joe Harrison Lesley
Joe's Ice Cream Parlor

Elizabeth D. Lowrance
Educator

Ronnie Lee Smith, Attorney at Law
Olson, Smith, Jordan & Cox, P.A.
Chairman of the Corporate Advisory Board

Gary W. Seymore
President of Trash-Away, Inc.

Hamilton Scott Reeves
F & R Asphalt, Inc.

BEREA ADVISORY BOARD

James M. Allison, Attorney at Law
Gaston and Allison, LLC

Grady C. Huff, Jr.
Huff Piping, Inc.

David G. Kelman
Wash and Win, LLC

Kenneth A. Yeager, Jr.
Yeager Vision Care

SHAREHOLDER AND INVESTOR INFORMATION

General Information

Cornerstone Bancorp and Cornerstone National Bank
Post Office Box 428
Easley, SC 29641-0428

Main Office Address:
1670 East Main Street, Easley, SC 29640
Telephone: (864) 306-1444
Facsimile: (864) 306-1473

Berea Office Address:
45 Farrs Bridge Road, Greenville, SC 29617
Telephone: (864) 294-9711
Facsimile: (864) 294-0975

24-hour Telephone Banking: (864) 306-6244
Internet Web Site: http://www.cornerstonenationalbank.com

Annual Meeting

May 13, 2003
4:00 p.m.
Cornerstone National Bank
1670 East Main Street
Easley, South Carolina 29640

Shareholder Services

Shareholder Inquiries:
All shareholder inquiries should be directed to the Chief Financial Officer at the main office.

Independent Certified Public Accountants

Elliott Davis, LLC

Legal Counsel

Haynsworth Sinkler Boyd, P.A.

Registrar and Transfer Agent

First Citizens Bank and Trust
1230 Main Street, Post Office Box 29
Columbia, South Carolina 29202
Toll-free: 1-800-922-1585

Corporate Publications

Additional copies of the Company's Annual Report, Form 10-KSB and quarterly Forms 10-QSB will be furnished without charge upon written request to Jennifer M. Champagne, Chief Financial Officer, Cornerstone Bancorp, Post Office Box 428, Easley, South Carolina, 29641